Exhibit 3.5(a)

ARTICLES OF INCORPORATION

OF

AMERICAN CONCRETE PRODUCTS, INC.

ONE: The name of this corporation is AMERICAN CONCRETE PRODUCTS, INC.

TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE: The name and address in this state of the corporation’s initial agent for service of process is Paul M. Kouns, Attorney-at-Law, 1922 The Alameda, San Jose, CA 95126.

FOUR: The total number of shares which the corporation is authorized to issue is 50,000.

Dated: January 18, 1980.

/s/ PAUL M. KOUNS

Paul M. Kouns

I declare that I am the person who executed the above Articles of Incorporation, and such instrument is my act and deed.

/s/ PAUL M. KOUNS

Paul M. Kouns